UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-25436

AAA Net Realty Fund X, Ltd.

(Exact name of registrant as specified in its charter)

8 Greenway Plaza, Suite 824, Houston, Texas 77046

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☒ *
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

     Approximate number of holders of record as of the certification or notice date: zero .

     *Effective July 23, 2002, the registrant merged into AmREIT, with AmREIT being the survivor.

     Pursuant to the requirements of the Securities Exchange Act of 1934, AmREIT, the surviving entity in the merger, has caused this certification/notice to be signed by the undersigned duly authorized person.

Date:	July 11, 2005	AmREIT

		By	/s/ H. Kerr Taylor
			Name:	H. Kerr Taylor
			Title:	Chairman, President, and Chief Executive Officer

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